Jassmin McIver-Jones
Counsel
The Lincoln National Life Insurance Company
100 N. Greene Street
Greensboro, North Carolina 27401
Telephone: (336)691-3892
Jassmin.McIver-Jones@LFG.com

VIA EDGAR

December 3, 2021

Mr. Patrick Scott
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, N. E.
Washington, DC 20549-0506

Re:  Lincoln Life Flexible Premium Variable Life Account M
       The Lincoln National Life Insurance Company
        File No: 333-259297; 811-08557; CIK: 0001048607
        Initial Registration Statement on Form N-6
        Lincoln LifeGoalsSM VUL

Dear Mr. Scott:

This is in response to our conversation on October 28, 2021 regarding the above product currently under review.  Below are the responses to your comments in the order in which they were received.  I will provide a strikethrough version of the prospectus containing these revisions under separate cover.

1.	General Comments

a.	Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement.

Response:  As requested, all missing data will be included in the pre-effective amendment.

b. Where a comment is made with regard to disclosure in one location of the registration statement, it is applicable to all similar disclosure appearing elsewhere in the registration statement, and comments apply equally to the prospectus and summary prospectus.

Response:  Any disclosure that is made that is updated and appears elsewhere either within the prospectus or summary prospectus will be updated accordingly.

c.  Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policies issued by the Separate Account.

Response:  There are no guarantees or support agreements with third parties to support any of the Company’s obligations under the policy.

2.	Special Terms

Please add a definition in the Special Terms section for Non-Guaranteed Elements.
Response: We have provided a definition in the Special Terms section.

3.	Important Information You Should Consider table (pps. 5-7)

a.  Risks Associated with Investment Options:  Please insert the following in the second bullet point after Each Underlying Fund  - (including a Fixed Account investment option)
Response:  We have revised the disclosure as requested.
b.  Insurance Company Risks :  Please include how they can obtain the information in bullet point one.
Response:  We have revised the disclosure as requested.
c.  Tax Implications:  Please confirm that there is no additional tax benefit to you if the Policy is purchased through a tax-qualified plan or individual retirement account (IRA).
Response:  This policy cannot be purchased through a tax-qualified plan or individual retirement plan.  Therefore, it is not applicable.

4.	Fee Table (p. 9)

Please confirm to the staff that the footnote associated with the Administrative Fee relates to this charge and that no other charges would be incurred for illustration, wire transfers, etc.

Response:  We have revised the disclosure as requested.

5.	Appendix A

Please change “fund” in the first and second sentences to Underlying Funds.

          Response:  We have revised the disclosure as requested.

6.	Additional Information (p. A-11)

Please ensure all missing information is provided.
Response:  All missing information will be provided in the pre-effective amendment.

Comments on the ISP – Carry through all comments on the statutory prospectus

1.  Cover Page:

The statutory prospectus indicates that you can cancel your policy within 10 days, but the ISP indicates you have 30 days.  These need to be the same.

Response:  We have revised the disclosure as requested.

2.	Other Benefit Selection: (p. 11)
Please cross reference where the conditions can be found under the first bullet point.

Response:  We have provided a hyperlink to each these sections in both the ISP and the statutory prospectuses.

Comments on the Part C:

Please ensure that the Indemnification language is provided.

Response:  The Indemnification language is part of the Part C.

Please note we have added additional disclosure under the “Policy Charges and Fees” section for employee offering of this product.

Please contact me at (336) 691-3892 with any questions or comments about this filing.

Sincerely,

/s/Jassmin McIver-Jones

Jassmin McIver-Jones
Counsel